File No.: 82-1978

02 DEC 12 AM 10:25



02069027



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CURLEW LAKE RESOURCES			02	10	31	02	11	27
ISSUER ADDRESS 104, 20641 LOGAN AVENUE								
CITY/ LANGLEY	PROVINCE BC	POSTAL CODE V3A 7R3	ISSUER FAX NO. 604-534-4310			ISSUER TELEPHONE NO. 604-534-4377		
CONTACT PERSON SHIRLEY DYER		CONTACT'S POSITION SECRETARY				CONTACT TELEPHONE NO. 604-534-4377		
CONTACT EMAIL ADDRESS curlew-lake@telus.net		WEB SITE ADDRESS www.curlew-lake.com						

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"ROBERT B. PINCOMBE"	ROBERT B. PINCOMBE	02	11	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"MICHAEL G. WALKER"	MICHAEL G. WALKER	02	11	27

dlw 1/13

CURLEW LAKE RESOURCES INC.
FORM 51-901F – QUARTERLY REPORT
October 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the period ended October 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the period ended October 31, 2002.

2. See Note 8 to the attached unaudited consolidated financial statements for the period ended October 31, 2002.

3. a) Securities were issued during the period ended October 31, 2002

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Consideration
September 30, 2002	Common Shares	Private Placement	1,000,000	$0.05	$50,000	Cash

b) No options were granted during the period ended October 31, 2002

4. a) See Note 8 to the attached unaudited consolidated financial statements for the period ended October 31, 2002.

   b) See Note 8 to the attached unaudited consolidated financial statements for the period ended October 31, 2002.

   c) See Note 8 to the attached unaudited consolidated financial statements for the period ended October 31, 2002.

   d) See Note 8 to the attached unaudited consolidated financial statements for the period ended October 31, 2002.

5. List of directors:

   R.B. Pincombe
   Michael G. Walker
   Cameron G. Troyer
   Eric N. Ascroft

6. List of Officers:

   Robert B. Pincombe – President
   Eric N. Ascroft – Vice-President/Finance
   Shirley Dyer - Secretary

CURLEW LAKE RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
(Prepared by Management)

ASSETS	October 31 2002	January 31 2002
Current		
Cash	22,453	16,132
Receivable	2,037	2,489
	24,490	18,621
Investments (Note 3)	23,376	1
Capital assets (Note 4)	15,423	11,281
Resource properties and equipment (Note 5)	2,683,885	2,754,093
	2,749,174	2,783,996
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	309,751	374,318
Loan payable (Note 6)	-	15,000
	309,751	389,318
Due to a related party (Note 7)	230,706	235,076
	540,457	624,394
Shareholders' equity		
Capital stock (Note 8)	11,122,753	10,941,253
Deficit	(8,914,036)	(8,781,651)
	2,208,717	2,159,602
	2,749,174	2,783,996

Nature and continuance of operations (Note 1)

On behalf of the Board:

"ROBERT B. PINCOMBE" Director **"ERIC N. ASCROFT"** Director

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Prepared by Management)

	3 Months Ended Oct 31, 2002	3 Months Ended Oct. 31,2001	9 Months Ended Oct. 31,2002	9 Months Ended Oct. 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	(53,119)	(39,070)	(132,386)	(159,324)
Changes in non-cash working capital items:				
Increase (Decrease) in receivables	(1,106)	483	453	(1,805)
Increase (Decrease) in investments	(25,375)	-	(25,375)	-
Increase in prepaid expenses	-	-	-	(744)
Increase (decrease) in accounts payable and accrued liabilities	(3,367)	(4,463)	(64,567)	66,782
Increase (decrease) in due to related party	9,750	10,500	(9,370)	33,440
Increase (decrease) in loan payable	-	-	(15,000)	(10,000)
Increase (decrease) in drilling obligation	8,276	(35,594)	70,208	(52,260)
	(64,941)	(68,144)	(176,037)	(123,911)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	50,000	-	186,500	50,000
Net cash provided by financing activities	50,000	-	186,500	50,000
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase (decrease) in capital assets	(1,830)	(389)	(4,142)	(389)
Sale of property	-	56,000	-	56,000
Net cash provided by investing activities	(1,830)	55,611	(4,142)	55,611
Change in cash position during period	(16,771)	(12,533)	6,321	(18,300)
Cash position, beginning of period	39,224	15,067	16,132	20,834
Cash position, end of period	22,453	2,534	22,453	2,534
Cash paid during the period for:				
Interest expense	2,178	11,038	4,425	19,525

Supplemental disclosure for non-cash operating, financing and investing activities – Nil

The accompanying notes are an integral part of these consolidated financial statements.

CURLEW LAKE RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management)

	3 Months Ended Oct. 31, 2002	3 Months Ended Oct. 31,2001	9 Months Ended Oct. 31,2002	9 Months Ended Oct. 31, 2001
INCOME				
Oil and gas	179	8,501	2,659	13,937
Royalty income	-	-	-	5,647
Interest income	-	130	-	130
	179	8,631	2,659	19,714
EXPENSES				
Bank and interest charges	4,817	5,615	9,988	14,385
Investor relations	-	-	-	3,765
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	3,767	7,967	9,390	18,916
Foreign exchange	-	-	-	-
Production	-	7,829	-	7,850
Professional fees	10,989	236	19,019	16,877
Regulatory and transfer fees	5,177	1,123	12,561	23,230
Rent	3,412	4,212	10,292	19,809
Telephone	2,378	2,589	6,265	8,149
Travel and promotion	1,758	1,130	4,530	6,743
Wages – Secretarial	6,000	2,000	18,000	14,314
	53,298	47,701	135,045	179,038
Loss for the period	(53,119)	(39,070)	(132,386)	(159,324)
Deficit, beginning of period	(8,860,917)	(8,660,362)	(8,781,650)	(8,540,108)
Deficit, end of period	(8,914,036)	(8,699,432)	(8,914,036)	(8,699,432)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States. The Company is considered to be in a development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2002	2001
Deficit	$ (8,914,036)	$ (8,699,432)
Working capital (deficiency)	(510,967)	(388,807)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated.

Use of estimate

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

Resource properties and equipment

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Resource properties (cont'd....)

which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Other equipment is amortized on the declining balance basis at a rate of 20% per annum.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Resource properties (cont'd....)

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Long-term investments

The Company records investments in which it does not have significant influence at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

Stock-based compensation plan

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange as described in Note 7. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases... Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Earning per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The Company owns 1,250,000 common shares of Coral Sea Petroleum Ltd. a public company listed on the TSX Venture Exchange. During 2000, the Company wrote-down the investment to a nominal value. The Company also owns 17,500 common shares of Impact Energy Inc. a public company listed on the Toronto Stock Exchange (current market value $25,375).

4. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer Equipment	$ 41,078	$ 33,710	$ 7,370	$ 36,548	$ 32,327	$ 4,221
Office equipment	50,197	42,144	8,053	50,197	40,130	10,067
	$ 91,275	$ 75,854	$ 15,423	$ 86,745	$ 72,457	$ 14,288

5. RESOURCE PROPERTIES AND EQUIPMENT

	2002	2001
Buckhorn Gold Project	$ -	$ 1
Forum Prospect	1	1
Bacon Island Prospect	-	1
Turner Valley Oil Project	3,287,702	1,777,861
EKHO Project	777,738	777,738
Camp Colorado Prospect	-	30,754
	4,065,440	2,586,356
Less: accumulated depletion and amortization	(1,381,555)	(1,381,555)
	$ 2,683,885	$ 2,569,690

5. RESOURCE PROPERTIES AND EQUIPMENT (cont'd.....)

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights. The Company previously abandoned the initial well and wrote down the rights to a nominal amount.

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases.

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. Pursuant to the Participation Agreement, TVOG has a 12.5% carried interest to pay-out which then converts to a 25% working interest. The Company holds a 4.38% working interest in the project. The Company must participate in the first three wells in order to earn the ongoing right to participate on a heads up basis in other wells drilled within the property. TVOG will be the operator and will conduct all drilling and production operations on the EKHO Project leases held by TVOG.

6. LOAN PAYABLE

The loan was paid in full in the first period.

7. DUE TO RELATED PARTY

Amounts due to related party bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, with no specific terms of repayment and are unsecured.

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at January 31, 2002	33,214,526	$ 10,941,253
Private placements	2,315,000	181,500
As at October 31, 2002	35,529,526	$ 11,122,753

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options to acquire common shares expired at September 22, 2002

Number of Shares	Exercise Price	Expiry Date
2,450,000	$ 0.20	September 22, 2002

Warrants

The following warrants to acquire common shares were outstanding at October 31, 2002:

Number of Shares	Exercise Price	Expiry Date
1,000,000	0.10	December 21, 2002
500,000	0.10	June 8, 2003
315,000	0.10	April 10, 2003
1,000,000	0.10	April 11, 2003
1,000,000	0.10	September 30, 2003

CURLEW LAKE RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2002

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH FINANCING AND INVESTING ACTIVITIES

Significant non-cash transactions for the period ended October 31, 2002:

a) The Company reduced previously accrued exploration costs of $89,030 in accounts payable.

Significant non-cash transactions for the period ended October 31, 2002:
NIL

10. INCOME TAXES

As described in Note 2, the Company accounts for income taxes using the liability method in accordance with the recently Canadian Institute of Chartered Accountants recommendations on "Accounting for Income Taxes".

The tax effects of temporary differences that give rise to significant components of future tax assets are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carry forwards	$ 693,599	$ 739,949
Resource properties	538,672	634,632
Capital assets	34,311	33,797
Investments	111,500	115,000
	1,378,082	1,519,878
Future income tax liabilities:		
Resource properties due to flow-through shares	-	(13,680)
	1,378,082	1,506,498
Less: Valuation allowance	(1,378,082)	(1,506,498)
	$ -	$ -

As at April 30, 2002, the Company had available for deduction against future taxable income non-capital losses of approximately $1,557,000. These losses if unutilized expire from 2002 to 2009.

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

The income tax provision attributable to losses from operations differs from the amounts computed by applying the statutory tax rate to the loss before income taxes as a result of the provision of a valuation allowance on future tax assets.

A reconciliation of current income taxes at statutory rates with the reported taxes are as follows:

	2002	2001
Loss before taxes	$ (241,544)	$ (358,574)
Income taxes at statutory rates of 44.6% (20001– 44.6%)	$ (107,729)	$ (159,924)
Non deductible expenses and adjustment for income tax	15,232	81,124
Unrecognized benefit of net operating losses carried forward	92,497	78,800
	$ -	$ -

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $45,000 (2001 - $45,000) to a company controlled by a director.

b) Paid or accrued wages of 18,000 (2001 - 18,000) to the secretary of the Company.

c) Paid or accrued interest expense of $ 4,425 (2001 19,525) to a company controlled by a director for loans.

Included in accounts payable and accrued liabilities at October 31, 2002 is $5,143 (2001 - $11,810) due to the secretary of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loan payable and amounts due to a related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The fair value of the amounts due to related parties are not determinable as they have no repayment terms.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
Period ended October 31, 2002

Turner Valley Oil and Gas Project, Alberta

The main target area, referred to as Turner Valley North, is just south of Calgary, Alberta. The current geological interpretation indicates a long (37km/23 mile) deep anticlinal structure that generally underlies and is adjacent to the current/historical Turner Valley field and associated overthrust fault blocks.

Five oil and/or gas wells have been drilled on Company interest lands in this area to date, four of which have been successfully tested. Two of the wells have been placed in production, two are awaiting pipeline connection (expected in the next 60 days), and one is on line but still undergoing final clean up testing.

The first successful well drilled by our group in the southern portion of our Turner Valley land holdings discovered a deep Devonian gas reservoir. A report dated July 12, 1999, received from Farries Engineering (1997) Ltd. of Calgary, Alberta, provided a Reserve and Economic Evaluation of the Hartell Wabamum Crossfield D-1 Pool, which includes our discovery well at 4-13-19-2 W5M and the proposed deepening of the 11-12-19-2 W5M well. Total Proven and Probable Reserves net to Curlew Lake's interest are reported as 4,536.5 million Cubic Feet (MMCF) of raw gas; 2,948.7 MMCF sales gas; 65.3 thousand Barrels (MBLLS) of condensate; and 40.8 thousand long tons (MLT) of sulphur. This pool is in a deep Devonian reservoir on the southern portion of our Turner Valley land holdings. On March 31, 2001 the Company and its partners in this pool entered into an agreement with Fortune Energy Inc. whereby Fortune will deepen and complete the Stampede et al HZ Hartell 11-12-19-2 W5M well, and tie in both the 4-13 and the 11-12 gas wells for production , at its sole cost estimated in excess of $2.5 million,. Prior to the earn-in by Fortune, Curlew Lake and partners will recoup approximately $3.8 million (Curlew Lake share is 10% or $380,000) related to the original drilling and completion of the 4-13 well. Fortune will earn 50% of Curlew Lake's interest in these two wells and associated lands and become the operator of the Turner Valley South gas pool lands. This will put these two wells into production at no further cost to Curlew Lake.

On lands farmed out to Imperial Oil in the north central portion of the Turner Valley lands, the 2-21-21-3 W5M and the 10-16-21-3 W5M wells have now been placed on production. Both wells have been connected to a new 23 km pipeline built by Impact Energy Inc., which delivers the gas and associated liquids (oil) to the Quirk Creek gas plant owned by Imperial Oil several miles west of the wells. Actual production capability of these wells is still uncertain, as gas production has been restricted to reduce the increasing production of oil, which has caused pipeline and gas plant problems. We are confident all these problems will be solved soon, and that production will be increased. Both wells have been completed as Mississippian Turner Valley gas wells. This Mississippian structure is at a depth of approximately 10,000 feet. The Company holds a royalty interest until payout and then a 1.312% to 2.188% (depending on whether the wells are classified as gas or oil wells) after payout working interest. This provides the Company with income from two additional wells at no further cost.

On June 27, 2001 the Company concluded a sale and farmout agreement of its interest in a section (640 acres) of P&NG rights in the northern portion of its Turner Valley land holdings. The agreement, with Impact Energy Inc., covers land immediately adjacent to Impact's Whiskey Creek gas discovery well, which is now producing (see news release by Impact Energy dated November 23, 2001). Under the terms of the agreement, Curlew Lake sold a working interest of 1.09375% for $56,000.00 plus 17,500

common voting shares of Impact. Impact has also farmed in to an additional 49.8% working interest in this lease, of which Curlew Lake's pre farmout interest was 3.2813%. After cost recovery by Impact of the cost of drilling and completing a well on the lease, .8531% of the farmed out interest will revert back to Curlew Lake. Curlew Lake also retained a 1.575% direct working interest in the lease. This interest is the subject of an agreement dated November 1, 2001, whereby Curlew Lake will be carried for 100% of its 1.575% share of the costs of drilling and completing the well, and receive 15% before payout and 50% after payout on the interest. Curlew Lake will hold a royalty and carried interest of 15% of its original interest before payout and a working interest of 1.6406% after payout. This well, the Impact et al Calgary 3-8-22-3 W5M, reached total depth of 3405 metres on May 4, 2002. The well has been completed as a gas well with production facilities and pipeline connection presently being constructed. The operator has announced the well should produce at an initial rate of 7-10 MMcf/d (raw gas) plus natural gas liquids, against pipeline pressure.

The Stampede Turner Valley 2-34-20-3 W5M well commenced drilling on August 21 and reached total depth on November 9, 2000. This well is located about 3 miles south of the 10-16 well noted above, and was drilled to test the Regional Turner Valley formation. The well was logged and cased to the top of the Regional Turner Valley formation in preparation for an open hole completion. The operator reports 31m (100 feet) of net reservoir of good quality and definitely oil bearing. The well has been completed for production with tubing and wellhead installed. Production flow testing was delayed by environmental concerns for most of the past year; however final testing and production commenced on April 5, 2002 after final approval to resume the program and build a short pipeline to facilitate production was received from the EUB in Alberta. The pipeline has been constructed and the well is now on final clean up production testing. The flow rate of the well will be reported when reliable numbers are available.

Negotiations are ongoing by the Company and its partners to sell and/or farm out other lands in the Turner Valley, in order to speed up development work in the area and reduce funding requirements until sufficient cash flow is established to fund development internally. The Company holds interests ranging from 1.25% to 10%, with an average of about 5%, in approximately 25,000 acres in the Turner Valley area.

Ekho Oil Project, San Joaquin Valley, California

The Company signed a Letter of Intent with Tri-Valley Oil and Gas ("TVOG") in July 1999 followed by a formal participation Agreement and Joint Operating Agreement on August 24, 1999. The agreement provided for Curlew Lake's participation in the Ekho Project by funding 5% of the estimated $9,500,000 U.S cost of reimbursing TVOG for land and data costs and the drilling of a test well to 19,000 feet in the center of the south San Joaquin Valley near Bakersfield, California. The Company must participate in a total of three wells to fully earn into the project. TVOG retains a 12.5% carried interest to payout, which converts to a 25% working interest after payout on the first three wells. The Company's share of costs will be 5% before payout and 3.75% after payout, and its share of working interest revenue will be 4.375% before payout and 3.75% after payout. The Vancouver Stock Exchange accepted for filing the Letter of Intent agreement on this project by letter of July 30, 1999.

Located 40 miles northwest of Bakersfield, California, the Ekho No. 1 was the first of three wells scheduled to test a large structurally controlled stratigraphic trap identified geologically and confirmed by seismic data. The target formation is the Temblor sandstones, a thick package of Middle and Lower Miocene horizons in which previous drilling identified hydrocarbon prone sections.

Drilling of the Ekho No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. Logging and interpretation of the well was completed in mid-May and as a result of the analysis of all core and log data a decision was made to proceed with completion and production testing. The drilling indicated that the primary target, the Vedder Sand, has a gross sand thickness of 440 feet. The Phacoides, a secondary target, has a gross sand thickness of 160 feet over two intervals. As originally projected, other horizons with indications of hydrocarbons include the Olcese and Antelope/MacDonald intervals. Based on log interpretation there is potential for hydrocarbons in all the sands.

Casing was run into the top of the Vedder Sands at 18,015 feet, and the Vedder and Phacoides section was then openhole production tested from the top of the Vedder to T.D. at 19,085 feet. Flow testing, completed by June 27, 2000, produced high quality oil with an API of 48.7 degrees. Associated natural gas has a net BTU content of 1,460 with no water, H2S, CO2 or nitrogen. Subsequent wireline work revealed the presence of plugging in the open hole section. As a consequence it was determined that the open hole completion had not resulted in a reliable flow test. The operator recommended a program to clean out the hole and install a liner to obtain an accurate test of the well. The Company's proportionate share of the additional work program was U.S.$51,445. The clean out and liner installation program was essentially completed by August 17, 2000. Due to encountered hole conditions the operator was only able to run the slotted liner through the Vedder zone, from 18,015 feet to 18,440 feet, which in TVOG's opinion represents 90% of the potential of the open hole. Subsequent flow testing indicated insufficient flow rates. It was the opinion of the operator and partners that the Vedder interval justified a hydraulic fracturing program. Of the original budget for additional testing funded by partners in the amount of $1,028,900, some $653,900 remained available as of August 19, 2000.

It was decided to proceed with a three-stage frac program, a data frac, a test frac and a final frac, if justified by the results of the test frac. The data frac was completed by September 23 and did not indicate a clear cut fracturing. Although the well flowed small quantities of oil following the frac, it was decided that a different medium and more pressure would be required. An encouraging note at this point was the unusually rapid pressure build-up after shut in on September 28, 2000. The operator reported that on December 31, 2000 U.S.$218,225 was still on hand, and would be held pending possible future abandonment costs.

Petrographic studies and reciprocal production testing completed in 2001 have confirmed that a further hydraulic fracturing program is indicated. The well has recently been opened in preparation for a frac program after being shut in with a wellhead pressure of approximately 10,000 psi. Curlew Lake has indicated its intent to participate in further testing programs on this well. A number of other participants in the well have dropped out of the play and will be replaced by the operator prior to commencing the new work programs. TVOG have recently announced that a frac program will commence in 2002.

Although drilling of the Ekho No 1 well was accomplished ahead of schedule and under budget, the completion and testing programs have put the project over budget. The Company will have to raise additional funds to maintain its 5% interest in the play. It is the opinion of management that this well and the overall project has exceptional risk/reward aspects, and the Company will make every effort to maintain its interest, when the operator is ready to proceed.

Other Projects

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

The Company holds a 5% working interest in the 2600-acre Camp Colorado shallow gas prospect in Coleman County, Texas. Two successful gas wells have been drilled and placed on production to date, proving the prospect has multi-zone production potential.

Material Expenditures and Financial

During the 9-month period ended October 31, 2002 the Company recorded a loss of $132,386, compared to a loss of $159,324 for the period ended October 31, 2001. General and Administrative expenses were $135,045 in 2001 compared to $159,324 in 2001. An decrease in Resource Properties and Equipment of $70,208 during the period includes land and drilling paid and accrued for the Turner Valley Project.

During the period the Company continued efforts to keep general and administrative expenses low, while maintaining its position in major projects. A Company controlled by the President receives or accrues $5,000 per month for services, including performance of corporate business, arranging financing for Company activities and investor relations. Loans to the Company from the Company controlled by the President totaled $230,706 at the end of the period.